UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the securities exchange act of 1934

April 22, 2008

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NOS. 333-145845) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises the following:

Exhibit No.	Description
1	The opinion of Clifford Chance LLP, U.K. counsel to Barclays Bank PLC, as to the validity of the 6,000,000 Non-Cumulative Callable Dollar Preference Shares, Series 5.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date:	April 22, 2008	By:	/s/ P.A. Gonsalves
		Name:	P.A. Gonsalves
		Title:	Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date:	April 22, 2008	By:	/s/ P.A. Gonsalves
		Name:	P.A. Gonsalves
		Title:	Joint Secretary

Exhibit 1

[Letterhead of Clifford Chance LLP]

MT/70-40359827/SS	22 April 2008

Barclays Capital Securities Limited, Citigroup Global

Markets Inc., Merrill Lynch, Pierce, Fenner & Smith

Incorporated, UBS Securities LLC and Wachovia Capital

Markets, LLC (the “Joint Bookrunners”) and the other

underwriters named in the pricing agreement referred to

below (together, the “Underwriters”)

and The Bank of New York, as Depositary 101 Barclay Street New York, New York 10286

Dear Sirs

Barclays Bank PLC

U.S.$150,000,000 8.125 per cent. Non-Cumulative Callable Preference Shares (to be consolidated and form a single series with the U.S.$2,500,000,000 8.125 per cent.

Non-Cumulative Callable Preference Shares issued on 11 April 2008)

We have acted, and have prepared this letter, on the instructions of Barclays Bank PLC (the “Issuer”) in connection with the issue by the Issuer of U.S.$150,000,000 8.125 per cent. Non-Cumulative Callable Preference Shares, Series 5 with a nominal value of U.S.$0.25 each (the “Preference Shares”) which will be sold in the form of American Depositary Shares (the “ADSs”) (to be consolidated and form a single series with the U.S.$2,500,000,000 8.125 per cent. Non-Cumulative Callable Preference Shares, Series 5 in the form of American Depositary Shares issued on 11 April 2008).

1.	Documents

For the purposes of this letter, we have examined inter alia the following:

1.1	The prospectus dated 31 August 2007 relating to, inter alia, the Preference Shares and the ADSs (the “Base Prospectus”).

1.2	The preliminary prospectus supplement dated 7 April 2008 relating to the Preference Shares and the ADSs (the “Preliminary Prospectus Supplement” and, together with the Base Prospectus, the “Preliminary Prospectus”).

1.3	The prospectus supplement dated 8 April 2008 relating to the Preference Shares and the ADSs (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”).

1.4	The Underwriting Agreement - Standard Provisions dated 30 November 2007 relating to the Preference Shares and the ADSs (the “Underwriting Agreement”).

1.5	The pricing agreement dated 8 April 2008 relating to the Preference Shares and the ADSs (the “Pricing Agreement”).

1.6	The agency agreement dated 11 April 2008 between the Issuer and The Bank of New York, London office (the “Agency Agreement”).

1.7	The deposit agreement dated 25 April 2006 between the Issuer and The Bank of New York and all holders from time to time of American Depositary Receipts issued thereunder (the “Deposit Agreement”).

1.8	An executed share warrant to bearer in the form of a global Preference Share dated 22 April 2008 in respect of the Preference Shares (the “Global Preference Share”).

1.9	The deed of covenant executed by Barclays PLC and dated 11 April 2008 relating to the Preference Shares (the “Deed of Covenant”).

1.10	A copy of the memorandum and articles of association of the Issuer as amended on 1 June 2005 (the “Articles of Association”).

1.11	A copy of the memorandum and articles of association of Barclays PLC.

1.12	A copy of extracts from the minutes of a meeting of the board of directors of the Issuer held on 14 April 1994.

1.13	A copy of extracts from the minutes of a meeting of the board of directors of Barclays PLC held on 6 December 2007.

1.14	A copy of resolutions of the members of the Issuer made on 9 April 2008 adopting the terms of the Preference Shares (the “Members’ Resolution”).

1.15	A copy of written resolutions of the Fund Raising Committee of the Issuer passed on 10 April 2008.

The Underwriting Agreement, the Pricing Agreement, the Agency Agreement, the Deposit Agreement and the Deed of Covenant shall together be referred to as the “Issue Documents”. Terms and expressions which are defined in the Underwriting Agreement or the Pricing Agreement have the same respective meanings where used in this letter.

2.	English Law

The opinions set out in this letter relate only to English law as applied by the English courts as at today’s date. This letter expresses no opinion on the laws of any other jurisdiction and is governed by English law.

3.	Assumptions

The opinions set out in this letter are based upon the following assumptions:

3.1	The genuineness of all signatures, stamps and seals, the conformity to the originals of all documents supplied to us as certified, photostatic or faxed copies and the authenticity of the originals of such documents.

3.2	That the Issue Documents are duly authorised by and duly executed by or on behalf of each of the parties thereto (except the Issuer and Barclays PLC) and that the performance thereof is within the capacity and powers and legal ability of each of them (except as aforesaid).

3.3	That the Global Preference Share and any definitive Preference Shares are duly executed on behalf of the Issuer by the person(s) authorised to do so in the resolutions referred to above, that they are authenticated and issued in accordance with the Agency Agreement and, in the case of any definitive Preference Shares, in accordance with the terms of the Global Preference Share.

3.4	That the obligations expressed to be assumed by the Issuer under the Issue Documents to which it is a party constitute the Issuer’s legal, valid, binding and enforceable obligations under the laws of the State of New York and that words and phrases used in such Issue Documents have the same meaning and effect as they would if such Issue Documents were governed by English law.

3.5	That the submission to the jurisdiction of any state and federal court in the City and State of New York by the Issuer contained in the Issue Documents to which it is a party is legal, valid and binding under the laws of the State of New York.

3.6	That the copy of the memorandum and articles of association of each of the Issuer and Barclays PLC referred to above is true and up-to-date.

3.7	That the resolutions set out in the minutes referred to above were passed at a duly convened and quorate meeting and have not been revoked or superseded and that the minutes of any meeting referred to above are true records of the proceedings at the meetings.

3.8	The absence of any other arrangements between any of the parties to the Issue Documents which modify or supersede any of the terms of the Issue Documents.

3.9	That each of the Underwriters is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business.

3.10	That each of the parties to the Issue Documents which is or has been carrying on, or purporting to carry on, a regulated activity in the United Kingdom within the meaning of the Financial Services and Markets Act 2000 (the “FSMA”) has done so, and will do so, at all relevant times, in circumstances which do not contravene section 19 (the general prohibition) of the FSMA.

3.11	That there has been no alteration in the status or condition of either the Issuer or Barclays PLC as revealed by a search carried out against each of the Issuer and Barclays PLC at the Companies Registration Office in London at 10.22 a.m. and 10.20 a.m. respectively on 22 April 2008 and an enquiry by telephone in respect of each of the Issuer and Barclays PLC at the Central Index of Winding Up Petitions at 10.17 a.m. on 22 April 2008.

3.12	That the Fund Raising Committee referred to above, in resolving to create and issue the Preference Shares and to execute the Issue Documents, has acted bona fide and in the interests of the Issuer and Barclays PLC.

3.13	That an English court would conclude that each of the Issue Documents which are governed by a law other than English law has the same effect under the relevant governing law as it would have if such agreement was governed by English law.

4.	Opinion as to English Law

On the basis of such assumptions and subject to the reservations set out below, we are of the opinion that:

4.1	The Issuer is a public company incorporated with limited liability in England and has full power and capacity to create and issue the Preference Shares, to execute the Issue Documents to which it is a party and to undertake and perform the obligations expressed to be assumed by it therein.

4.2	Barclays PLC is a public company incorporated with limited liability in England and has full power and capacity, to execute the Deed of Covenant and to undertake and perform the obligations expressed to be assumed by it therein.

4.3	The issue of the Preference Shares has been duly authorised and the Global Preference Share has been duly executed by or on behalf of the Issuer, and the Preference Shares when issued and delivered upon payment in accordance with the terms of the Underwriting Agreement and the Pricing Agreement (or in the case of the Preference Shares to be issued to Barclays Capital Securities Limited, delivered against the unconditional undertaking to pay for the relevant Preference Shares in full in cash as set out in the Pricing Agreement) will be validly issued and fully paid and non-assessable, and the issuance of the Preference Shares is not subject to any pre-emptive or similar rights.

4.4	The Deed of Covenant and the Agency Agreement constitute legal, valid, binding and enforceable obligations of Barclays PLC and the Issuer, respectively.

4.5	The statements under the caption “Description of Preference Shares” set out on pages S-14 to S-18 of the Preliminary Prospectus Supplement and Prospectus Supplement insofar as they relate to (i) the Articles of Association or (ii) the Members’ Resolution and in each such case are matters governed by English law, are in all material respects a correct summary of the relevant provisions found in the Articles of Association or the Members’ Resolution, as the case may be.

4.6	We are aware of no reason why the choice of English law as the governing law of the Deed of Covenant and the Agency Agreement should not be recognised and given effect by the courts of England.

4.7	In any proceedings taken in England for the enforcement of any of the Issue Documents to which it is a party, the obligations expressed to be assumed by the Issuer in such Issue Documents would be recognised by the English courts as its legal, valid and binding obligations and would be enforceable in the English courts.

4.8	No further acts, conditions or things are required by English law to be done, fulfilled or performed in order to enable the Issuer lawfully to enter into, exercise its rights or perform its obligations under the Issue Documents to which it is a party or make such Issue Documents admissible in evidence in England.

4.9	In any proceedings taken in England for the enforcement of the obligations of the Issuer under the Underwriting Agreement, the Pricing Agreement and the Deposit Agreement, the English courts would recognise the choice of the laws of the State of New York to govern the Underwriting Agreement, the Pricing Agreement and the Deposit Agreement, subject to the provisions of the Contracts (Applicable Law) Act 1990.

4.10	The submission to the jurisdiction of any state or federal court of the City and State of New York by the Issuer contained in the Issue Documents is legal, valid and binding.

4.11	The English courts will enforce by separate action a final and conclusive judgment for a definite sum of money (not being a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty) entered against the Issuer in connection with the enforcement of the Issue Documents to which it is a party in civil proceedings in a court of competent jurisdiction in the City and State of New York.

4.12	No registration or filing is required in England, and no authorisations, consents or approvals are required from any governmental or regulatory agency in England, in connection with:

4.12.1	the creation and issue of the Preference Shares or the ADSs, the execution of the Issue Documents or the performance by the Issuer and Barclays PLC of the obligations expressed to be undertaken by them therein; or

4.12.2	the offering and sale by the Underwriters of the ADSs or the distribution by them of the Preliminary Prospectus and the Prospectus,

provided that the Preference Shares and the ADSs have not been and will not be offered to the public in the United Kingdom in any circumstances other than those described in section 86 (Exempt offers to the public) of the FSMA and that no request has been made or will be made for the Preference Shares or the ADSs to be admitted to trading on a regulated market situated or operating in the United Kingdom.

4.13	The provisions of section 21 (restrictions on financial promotion) of the FSMA will not be contravened by reason of the communication of any invitation or inducement to engage in investment activity (within the meaning of that section) in connection with the issue or sale of the ADSs provided that:

4.13.1	the communication is made by an authorised person;

4.13.2	the contents of the communication have been approved for the purposes of section 21 of the FSMA by an authorised person; or

4.13.3	the communication is otherwise made in circumstances in which section 21(1) of the FSMA does not apply.

5.	Reservations

The opinions set out in paragraph 4 above are subject to a number of reservations, including the general reservation that the term “enforceable” as used above signifies that the relevant obligations are of a type which the English courts may enforce, but does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. You should particularly note the following reservations:

5.1	The power of an English court to order specific performance of an obligation or to order any other equitable remedy is discretionary and, accordingly, an English court might make an award of damages where specific performance of an obligation or any other equitable remedy was sought.

5.2	Where obligations of any person are to be performed in jurisdictions outside England, such obligations may not be enforceable under English law to the extent that performance thereof would be illegal or contrary to public policy under the laws of any such jurisdiction.

5.3	In some circumstances an English court may, and in certain circumstances it must, terminate or suspend proceedings commenced before it, or decline to restrain proceedings commenced in another court, notwithstanding the provisions of the Preference Shares or the Issue Documents providing that the courts of England have jurisdiction in relation thereto.

5.4	Where any person is vested with a discretion or may determine a matter in its opinion, English law may require that such discretion is exercised reasonably or that such opinion is based on reasonable grounds.

5.5	Any provision to the effect that any calculation, determination or certification will be conclusive and binding will not be effective if such calculation, determination or certification is fraudulent, arbitrary or manifestly incorrect, and an English court may regard any calculation, determination or certification as no more than prima facie evidence of the matter calculated, determined or certified.

5.6	Enforcement of rights may be or become limited by prescription or by the lapse of time, or may be or become subject to set-off or counterclaim.

5.7	Under English law, any obligation to pay additional interest in circumstances of breach or default might be held to be unenforceable on the ground that it is a penalty and thus void.

5.8	If the Deed of Covenant does not provide a contractual remedy for late payment of any amount payable thereunder that is a substantial remedy within the meaning of the Late Payment of Commercial Debts (Interest) Act 1998, the person entitled to that amount may have a right to statutory interest (and to payment of certain fixed sums) in respect of that late payment at the rate (and in the amount) from time to time prescribed pursuant to that Act. Any term of the Deed of Covenant may be void to the extent that it excludes or varies that right to statutory interest, or purports to confer a contractual right to interest that is not a substantial remedy for late payment of that amount, within the meaning of that Act. We express no opinion as to whether any such provisions in the Deed of Covenant do in fact constitute a “substantial remedy” in compliance with the conditions set out in Section 9 of such Act.

5.9	Any indemnity may be void insofar as it relates to stamp duty payable in the United Kingdom.

5.10	Any provision purporting to require a party to indemnify another person against the costs or expenses of proceedings in the English courts is subject to the discretion of the court to decide whether and to what extent a party to such proceedings should be awarded the costs or expenses incurred by it in connection therewith.

5.11	Any question as to whether or not any provision of any agreement or instrument which is illegal, invalid, not binding, unenforceable or void may be severed from the other provisions thereof in order to save those other provisions would be determined by an English court in its discretion.

5.12	If a party to any Issue Document or to any transfer of, or payment in respect of, a Preference Share is controlled by or otherwise connected with a person (or is itself) resident in, incorporated in or constituted under the laws of a country which is the subject of United Nations, European Community or United Kingdom sanctions implemented or effective in the United Kingdom under the United Nations Act 1946 or the Emergency Laws (Re-enactments and Repeals) Act 1964 or the Anti-terrorism, Crime and Security Act 2001 or under the Treaty establishing the European Community, as amended, or is otherwise the target of any such sanctions, then obligations to that party under the relevant Issue Document or in respect of the relevant transfer or payment may be unenforceable or void.

5.13	Our opinions as regards the binding nature and enforceability of the obligations of the Issuer and Barclays PLC under the Issue Documents are subject to all limitations arising from bankruptcy, insolvency, liquidation, reorganisation, moratorium or similar laws affecting the rights of creditors generally.

5.14	It is our experience that searches and enquiries of the type referred to in paragraph 3.11 above may be unreliable and, in particular, that notice of a winding up order made or resolutions passed, or an administration order made, or a receiver or administrative receiver appointed may not be filed promptly at the Companies Registry.

5.15	An English court may not apply the laws of the State of New York if to do so would be contrary to public policy or mandatory rules of English law.

5.16	If any proceedings are brought by the Issuer in the English courts, those courts may accept jurisdiction in certain cases, notwithstanding any provisions of the Underwriting Agreement, Pricing Agreement, Deposit Agreement and the ADSs providing that the Issuer has irrevocably submitted to the jurisdiction of any state or federal court in the City and State of New York.

5.17	There are no reciprocal arrangements in force between the United States of America and the United Kingdom for the recognition or enforcement of judgments. Accordingly, a judgment by any state or federal court in the City and State of New York is not enforceable directly in England but may be recognised by the English courts according to common law principles. A judgment by those courts will not be enforced by the English courts if:

5.17.1	the proceedings in which the judgment was given were opposed to natural justice;

5.17.2	the judgement was obtained by fraud;

5.17.3	the enforcement of the judgment would be contrary to English public policy;

5.17.4	an order has been made and remains effective under section 9 of the Foreign Judgments (Reciprocal Enforcement) Act 1933 applying that section to judgments of those courts.

5.17.5	before the date on which those courts gave judgment, the matter in dispute had been the subject of a final judgment of another court having jurisdiction whose judgment is enforceable in England;

5.17.6	the judgment is for multiple damages within the meaning of section 5(3) of the Protection of Trading Interests Act 1980;

5.17.7	the judgment is based on a rule of law specified by the Secretary of State as concerned with the prohibition of restrictive trade practices;

5.17.8	the judgment is based on foreign measures which the Secretary of State specifies as regulating and controlling international trade and which, in so far as they apply to persons carrying on business in the United Kingdom, are damaging or threaten to damage the trading interests of the United Kingdom; or

5.17.9	the bringing of proceedings in those courts was contrary to an agreement under which the dispute in question was to be settled otherwise than by proceedings in those courts.

5.18	The confirmation provided in paragraph 4.5 is subject to the following specific reservations:

5.18.1	We give no confirmation as to any section of the Preliminary Prospectus or the Prospectus other than the confirmation set out in paragraph 4.5.

5.18.2	The confirmation is given solely on the basis set out in paragraph 4.5 and in particular is limited to matters governed by English law.

5.18.3	Whilst we have reviewed the statements under the caption “Description of Preference Shares” we have not been responsible for drafting them so we might have expressed certain matters in a different manner or with a different emphasis.

5.19	If the English court gives judgment for the sum payable under a judgment of the state or federal courts in the City and State of New York, the English judgment would be enforceable by the methods generally available for the enforcement of English judgments. These give the court a discretion whether to allow enforcement by any particular method. In addition, it may not be possible to obtain an English judgment or to enforce any English judgment if the judgment debtor is subject to any insolvency or similar proceedings, if there is delay, if an appeal is pending or anticipated against the English judgment in England or against the foreign judgment in the state or federal courts in the City and State of New York or if the judgment debtor has any set-off or counterclaim against the judgment creditor.

6.	Limits of our Opinion

We express no opinion as to any agreement, instrument or other document other than as specified in this letter, or as to any liability to tax which may arise or be suffered as a result of or in connection with the Preference Shares or the ADSs or, in either case, their creation, issue, allotment or delivery. We have not been responsible for investigation or verification of statements of fact (including statements as to foreign law) or the reasonableness of any statements of opinion contained in the Preliminary Prospectus or the Prospectus, the Underwriting Agreement or the Pricing Agreement, nor have we been responsible for ensuring that the Preliminary Prospectus or the Prospectus contain all material facts. In particular, we have not been responsible for ensuring that the Prospectus complies with the rules of the New York Stock Exchange, or the requirements of any competent authority.

This letter is given solely for the purposes of the issue of the Preference Shares and for the information of the persons to whom it is addressed, and may not be relied upon for any other purpose or by any other person.

Yours faithfully

/s/ Clifford Chance LLP